Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

July 25, 2024

VIA EDGAR CORRESPONDENCE

Jeffrey Foor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  Exchange Listed Funds Trust (the “Registrant”), on behalf of its series,

Stratified LargeCap Index ETF and Stratified LargeCap Hedged ETF

File No. 333-279083

Dear Mr. Foor:

This letter responds to your comments provided telephonically regarding the registration statement filed by the Registrant on Form N-14 (the “Registration Statement”) on June 7, 2024, on behalf of Stratified LargeCap Index ETF and Stratified LargeCap Hedged ETF, each a series of the Registrant (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”), and Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF, Syntax Stratified SmallCap ETF, Syntax Stratified U.S. Total Market ETF, Syntax Stratified U.S. Total Market Hedged ETF and Syntax Stratified Total Market II ETF (each, an “Acquired Fund,” and collectively, the “Acquired Funds” and together with the Acquiring Funds, the “Funds”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Funds, which is intended to respond to your comments.

Comment 1 – Questions and Answers

In the section of the Joint Proxy Statement and Prospectus entitled “Questions and Answers,” the Staff notes that “Continuity of Investment Exposure” is listed as one of the reasons that the Reorganizations are being recommended. However, for certain Acquired Funds, their investment exposure would change as a result of the Reorganizations. Please consider revising the referenced heading to “Continuity of Investment Methodology,” as that may be a more accurate description, and make similar revisions to corresponding disclosure throughout.

Response to Comment 1

Pursuant to the Staff’s comment, the Registrant has revised the Joint Proxy Statement and Prospectus accordingly.

Comment 2 – Questions and Answers

In the section of the Joint Proxy Statement and Prospectus entitled “Questions and Answers,” the Staff notes the question entitled “Do the Acquired Funds and Acquiring Funds have similar fees?” Given that the Acquired Funds utilize a fee expense limitation and waiver agreement and the Acquiring Funds do not, please consider adding a sentence clarifying that the Acquiring Funds’ total expenses are equal to the management fee.

Response to Comment 2

Pursuant to the Staff’s comment, the Registrant has revised the referenced portion of the Joint Proxy Statement and Prospectus to include the following disclosure:

Therefore, absent an Acquiring Fund incurring expenses not covered under the unitary management fee arrangement, an Acquiring Fund’s total expenses will equal its management fee, as disclosed in the table below.

Comment 3 – Questions and Answers

In the section of the Joint Proxy Statement and Prospectus entitled “Questions and Answers,” the Staff notes the question entitled “Who will benefit from the Reorganizations?” Specifically, the Staff notes the following disclosure:

Separately, consistent with the terms of the agreement between ETC and Syntax, ETC will make payments out of its legitimate revenues and profits to control persons of Syntax for a period of time after the Plan is approved and the Reorganizations are consummated.

In correspondence, please provide additional detail regarding the compensation being paid to control persons of Syntax that are separate and apart from the fees being paid to Syntax in its role as the index provider to the indices that the Acquiring Funds will seek to track.

Response to Comment 3

ETC notes that this disclosure and other references to the same in the Registration Statement have been removed. No separate compensation between the parties in connection with the Reorganization will be paid, other than license fees paid to Syntax, LLC for its licensing of the underlying index to the Acquiring Funds following the Reorganization.

Comment 4 – General

The Staff notes that the Joint Proxy Statement and Prospectus seeks to incorporate by reference the prospectus and the statement of additional information of the Acquiring Funds, and that such prospectus and statement of additional information are included in a registration statement that is not yet effective. Please confirm that the incorporation by reference of such prospectus and statement of additional information is compliant with the requirements of Rule 430 of the Securities Act of 1933.

Response to Comment 4

The Registrant so confirms.

Comment 5 – Joint Proxy Statement and Prospectus – Reorganization Proposal

In the section of the Joint Proxy Statement and Prospectus entitled “Reorganization Proposal – Comparisons of each Acquired Fund and Corresponding Acquiring Fund,” the Staff notes the tables set for in the subsection entitled “Fees and Expenses” for each Reorganization. The Staff further notes that the total annual fund operating expenses paid by an Acquired Fund and its corresponding Acquiring Fund are not disclosed on the same row due to each Acquired Fund’s use of an Expense Agreement that will not be utilized by the Acquiring Fund. The Staff is concerned that this may lead to investor confusion when comparing the expenses of an Acquired Fund and its corresponding Acquiring Fund. Please revise the presentation of these tables so that investors can more easily compare the total annual fund operating expenses paid by Acquired Fund and its corresponding Acquiring Fund.

Response to Comment 5

Pursuant to the Staff’s comment, the Registrant has revised the Joint Proxy Statement and Prospectus accordingly.

Comment 6 – Joint Proxy Statement and Prospectus – Reorganization Proposal

In the section of the Joint Proxy Statement and Prospectus entitled “Reorganization Proposal – Comparisons of Investment Restrictions,” the Staff notes the following fundamental policy restrictions:

Except with the approval of a majority of the outstanding voting securities, each Acquired Fund, except Syntax Stratified U.S. Total Market Hedged ETF, may not:

1. Sell securities short; or

…

Except with the approval of a majority of the outstanding voting securities, Syntax Stratified U.S. Total Market Hedged ETF may not:

1. Sell securities short within its equities strategy, although the Fund may sell options short; or

Such policies are disclosed side-by-side with an Acquiring Fund fundamental investment restriction that does not address the Acquiring Funds’ fundamental investment restrictions relating to short sales. Please revise accordingly.

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 7 – General

Please confirm that any applicable changes made to the prospectus and statement of additional information of the Acquiring Funds, as a result of Staff comments or otherwise, will be reflected in the Joint Proxy Statement and Prospectus.

Response to Comment 7

The Registrant so confirms.

Comment 8 – Questions and Answers

The Staff notes the disclosure set forth in the section of the Joint Proxy Statement and Prospectus entitled “Questions and Answers”, specifically, “Why are the Reorganizations being Recommended?” In light of the fact that total fund operating expenses will increase for shareholders of the Acquired Funds and the changes in investment exposure that will occur for shareholders of certain Acquired Funds, please revise to include additional disclosure regarding the justification of the Board of Trustees of Syntax ETF Trust in recommending that shareholders of the Acquired Funds approve the Reorganizations.

In addition, supplementally, please advise the Staff in greater detail whether the Board of Trustees of Syntax ETF Trust considered additional alternatives to the proposed Reorganizations, including liquidation, and explain why these alternatives were determined not to be in the best interest of shareholders.

Response to Comment 8

Pursuant to the Staff’s comment, the referenced section of the Joint Proxy Statement and Prospectus has been revised to include the following disclosure:

●	Other Alternatives. In addition to the proposed Reorganizations, the Board also inquired about other potential alternatives and considered the information received in response to those requests and inquiries. Alternatives considered included a further consolidation and/or restructuring of the Acquired Funds, replacing existing service providers in an effort to lower the Acquired Funds’ overall costs, and other potential reorganization partners. Each alternative considered was ultimately determined to not be a viable solution because, for example, it could not generate cost savings sufficient to support and grow the Funds going forward, or it did not afford the Acquired Funds and their shareholders benefits comparable to those to be provided in connection with the proposed Reorganizations. In contemplating simply liquidating the Acquired Funds, it was noted that, with the exception of Syntax Stratified SmallCap Index ETF and Syntax Stratified MidCap Index ETF, such liquidations would generally would result in a taxable events for shareholders, whereas participating in the proposed Reorganizations may enable those shareholders who wish to redeem their interests flexibility to plan the timing of such redemptions and thus, timing of any resulting tax event. The Board did not identify any particular piece of information or consideration that was all-important or controlling, and each individual Trustee may have attributed different weights to various factors.

In response to the Staff’s second question, the Syntax ETF Trust Board of Trustees requested information about the alternatives to the proposed Reorganizations considered by the Adviser, inquired about other potential alternatives, and considered the information received in response to those requests and inquiries. Alternatives considered included a further consolidation and/or restructuring of the Acquired Funds, replacing existing service providers in an effort to lower the Acquired Funds’ overall costs, and other potential reorganization partners. Each alternative considered was ultimately determined to not be a viable solution because, for example, it could not generate cost savings sufficient to support and grow the Funds going forward, or it did not afford the Acquired Funds and their shareholders benefits comparable to those to be provided in connection with the proposed Reorganizations. A significant factor in the alternatives considered and their viability is the Adviser’s expressed intention to exit the ETF advisory business.

Comment 9 – Questions and Answers

The Staff notes that the following disclosure:

Q       Do the Acquired Funds and Acquiring Funds have similar fees?

A.       Yes, the management fee of each Acquiring Fund is equal to or less than the management fee of its corresponding Acquired Fund(s) before the application of any Acquired Fund expense limitation or waiver.

The Staff believes that the inclusion of “Yes” as the first word of the response is misleading and should be removed.

In addition, the Staff believes the following sentence should be highlighted, bolded, or somehow made more prominent.

As a result, while each Acquiring Fund’s management fees will be equal to or less than that of its corresponding Acquired Fund(s), each Acquiring Fund’s total annual fund operating expenses will be greater than those of its corresponding Acquired Fund(s).

Response to Comment 9

Pursuant to the Staff’s comment, the Joint Proxy Statement and Prospectus has been revised accordingly.

Comment 10 – Joint Proxy Statement and Prospectus – Reorganization Proposal

The Staff notes the following disclosure set forth in the section of the Joint Proxy Statement and Prospectus entitled “Reorganization Proposal – Section 15(f) of the 1940 Act”:

However, the Reorganizations, and the transactions contemplated pursuant thereto, do not involve the assignment of an advisory agreement. Accordingly, the safe harbor provided by Section 15(f) of the 1940 Act is not available. Nevertheless, the Adviser does not believe the terms of the contemplated transactions or any Reorganization would impose an “unfair burden” on the Acquired Funds.

Please explain supplementally to the Staff why the Reorganizations, and the transactions contemplated pursuant thereto, do not involve the assignment of an advisory agreement and the Adviser’s basis for its belief that the Reorganizations, and the transactions contemplated pursuant thereto, would not impose an “unfair burden” on the Acquired Funds.

Response to Comment 10

As it relates the application of Section 15(f) of the 1940 Act, the facts presented by the Reorganizations do not trigger the conditions set forth in Section 15(f). By its terms, Section 15(f) applies only in the event of a sale of securities or other interest in an adviser which results in an assignment of the advisory contract at issue. There is no such assignment taking place as a result of the Reorganizations. Rather, the Acquired Funds are simply being reorganized into the Acquiring Funds. There will be no assignment of the investment advisory contract between the Acquired Funds and its investment adviser, Syntax Advisors, LLC (“Syntax”). Indeed, there will be no ongoing or new investment advisory contract between the Acquiring Funds and Syntax. Rather, the only advisory contract in effect after the Reorganizations will be the new advisory contract between ETC and the Acquiring Funds.

Accordingly, because no reliance on the safe harbor provided by Section 15(f) is contemplated, Syntax did not analyze whether the Reorganizations, and the transactions contemplated pursuant thereto, would impose an “unfair burden” on the Acquired Funds as that term is defined by Section 15(f). Therefore, the disclosure referencing Syntax’s finding that no unfair burden exists has been deleted from the Joint Proxy Statement and Prospectus.

However, as discussed in the Joint Proxy Statement and Prospectus and elsewhere in this correspondence, the Board did consider, among other information, that each Acquiring Fund will have higher total annual operating expenses than those of the Acquired Funds. As disclosed, the Board ultimately concluded that despite this fact, each Reorganization is in the best interests of each affected Acquired Fund and its shareholders.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust
Richard Coyle, Esq., Partner, Chapman and Cutler LLP